Release: Immediate, July 28, 2004

CANADIAN PACIFIC RAILWAY LIMITED INCREASES QUARTERLY DIVIDEND

CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) has declared a quarterly dividend of thirteen and one-quarter cents ($0.1325) Canadian per share on the outstanding Common Shares. The amount of the dividend represents an increase of 0.5 cents Canadian per outstanding Common Share above the quarterly dividend of twelve and three quarters cents ($0.1275) per outstanding Common Share paid in recent quarters. The dividend is payable on October 25, 2004, to holders of record at the close of business on September 24, 2004.

Contacts:

Media:	Investment Community:
Len Cocolicchio	Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca